UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GALECTO, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

36322Q107

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36322Q107	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sunstone Life Science Ventures Fund III K/S
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,475,802*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,475,802*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,802*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12.	TYPE OF REPORTING PERSON PN

*

Represents shares of Common Stock, par value $0.00001 per share (“Common Stock”) held by Sunstone Life Science Ventures Fund III K/S (“Sunstone Fund III”). Sunstone LSV General Partner III ApS (“Sunstone LSV GP III”) is the general partner of Sunstone Fund III and may be deemed to have voting and dispositive power with respect to the shares held by Sunstone Fund III. Sunstone Life Science Ventures A/S is the owner of Sunstone LSV GP III and may be deemed to have voting and dispositive power with respect to the shares held by Sunstone Fund III. The percent of class was calculated based upon 25,261,832 shares of Common Stock of the Issuer outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2021.

CUSIP No. 36322Q107	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sunstone LSV General Partner III ApS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,475,802*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,475,802*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,802*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12.	TYPE OF REPORTING PERSON OO

*

Represents shares of Common Stock held by Sunstone Fund III. Sunstone LSV GP III is the general partner of Sunstone Fund III and may be deemed to have voting and dispositive power with respect to the shares held by Sunstone Fund III. Sunstone Life Science Ventures A/S is the owner of Sunstone LSV GP III and may be deemed to have voting and dispositive power with respect to the shares held by Sunstone Fund III. The percent of class was calculated based upon 25,261,832 shares of Common Stock of the Issuer outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2021.

CUSIP No. 36322Q107	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sunstone Life Science Ventures A/S
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,475,802*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,475,802*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,802*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12.	TYPE OF REPORTING PERSON OO

*

Represents shares of Common Stock held by Sunstone Fund III. Sunstone LSV GP III is the general partner of Sunstone Fund III and may be deemed to have voting and dispositive power with respect to the shares held by Sunstone Fund III. Sunstone Life Science Ventures A/S is the owner of Sunstone LSV GP III and may be deemed to have voting and dispositive power with respect to the shares held by Sunstone Fund III. The percent of class was calculated based upon 25,261,832 shares of Common Stock of the Issuer outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2021.

CUSIP No. 36322Q107	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

 Galecto, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

 75 State Street, Suite 100, Boston, MA 02109.

Item 2.	Name of Person Filing:

(a) – (c)	Name of Persons Filing; Address; Citizenship

 This statement on Schedule 13(G) is being filed jointly by the following persons, each a “Reporting Person”:

i.	Sunstone Life Science Ventures Fund III K/S, a Danish limited partnership;

ii.	Sunstone LSV General Partner III ApS, a Danish private limited company. Sunstone LSV General Partner III ApS is the general partner of Sunstone Life Science Ventures Fund III K/S; and

iii.	Sunstone Life Science Ventures A/S, a Danish public limited liability company. Sunstone Life Science Ventures A/S is the owner of Sunstone LSV General Partner III ApS.

 The principal business address of the Reporting Persons is Store Strandstræde 18, DK-1255 Copenhagen, Denmark.

Item 2(d).	Title of Class of Securities:

 Common Stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number:

 36322Q107

Item 3.	Not applicable.

Item 4.	Ownership.

 The information set forth in rows 5 through 11 of the cover pages is incorporated herein by reference into this Item 4.

 Calculations are based on 25,261,832 shares of Common Stock of the Issuer outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP No. 36322Q107	13G	Page 6 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

 Not Applicable.

CUSIP No. 36322Q107	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2024

Sunstone Life Science Ventures Fund III K/S

By: Sunstone LSV General Partner III ApS

Its: General Partner

By: Sunstone Life Science Ventures A/S

Its: Owner

/s/ Søren Lemonius

Name: Søren Lemonius

Title: Managing Member

/s/ Merete Lundbye Møller

Name: Merete Lundbye Møller

Title: Managing Member

Sunstone LSV General Partner III ApS

By: Sunstone Life Science Ventures A/S Its: Owner /s/ Søren Lemonius Name: Søren Lemonius Title: Managing Member /s/ Merete Lundbye Møller Name: Merete Lundbye Møller Title: Managing Member

Sunstone Life Science Ventures A/S

/s/ Søren Lemonius Name: Søren Lemonius Title: Managing Member /s/ Merete Lundbye Møller Name: Merete Lundbye Møller Title: Managing Member